EXHIBIT 99.5
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                                [LOGO - VIKING]



PRESS RELEASE
FOR IMMEDIATE RELEASE
JULY 25, 2005

          VIKING ENERGY ROYALTY TRUST ACQUIRES 94% OF KRANG ENERGY INC.
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CALGARY, JULY 25, 2005 - Viking Energy Royalty Trust (TSX:VKR.UN) ("Viking")
announces that 38.1 million shares of Krang Energy Inc. ("Krang"), representing approximately 94% of the issued and outstanding shares, have been tendered to the previously announced offer by Viking to acquire all of the shares of Krang at a price of $3.35 per share for an aggregate cash consideration of $136 million. The Offer expired at 3:00 pm (Calgary time) on July 22, 2005.

Viking has given instructions to the depository under the Offer to take up and pay for all validly deposited shares of Krang as of the expiry time of the Offer. Viking intends to acquire all of the remaining shares of Krang not deposited under the Offer pursuant to the compulsory acquisition provisions of the BUSINESS CORPORATIONS ACT (Alberta).

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust now has 171,396,669 units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amounts of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:

John Zahary, President and CEO                    Viking Energy Royalty Trust
                                                  Suite 400, 330-5th Avenue S.W.
         or                                       Calgary, Alberta, T2P 0L4

Robert Fotheringham, Vice President               Ph:  (403) 268-3175
                     Finance and CFO              Toll Free:  1-877-292-2527
         or
                                                  Email: vikingin@viking-roy.com
Diane Phillips, Investor Relations



For more information about Viking Energy Royalty Trust, visit our website at www.vikingenergy.com